UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Avanti Acquisition Corp.

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001

(Title of Class of Securities)

G0682V109

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Avanti Acquisition SCSp
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons Avanti Acquisition GP S.à r.l.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) OO

Item 1(a).	Name of Issuer:

Avanti Acquisition Corp. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman, Cayman Islands KY1-1102

Item 2(a).	Names of Persons Filing:

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

1.  Avanti Acquisiton SCSp (the “Sponsor”)

2.  Avanti Acquisition GP S.à r.l. (“General Partner”)

Item 2(b).	Address of the Principal Business Office or, if None, Residence:

5, Avenue Gaston Diderich L-1420 Luxembourg Grand Duchy of Luxembourg

Item 2(c).	Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities:

Not applicable.

Item 2(e).	CUSIP Number:

G0682V109

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership.

(a) Amount beneficially owned: See response to Item 9 on each cover page. (b) Percent of Class: See response to Item 11 on each cover page.

(c)   Number of shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)  Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)  Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv) Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2023

AVANTI ACQUISITION SCSP

By:	AVANTI ACQUISITION GP S.À R.L., its general partner

By:	/s/ Johann Dumas
Name:	Johann Dumas
Title:	Class A Manager

By:	/s/ Bjorn Schuurmans
Name:	Bjorn Schuurmans
Title:	Class B Manager

AVANTI ACQUISITION GP S.À R.L.

By:	/s/ Johann Dumas
Name:	Johann Dumas
Title:	Class A Manager

By:	/s/ Bjorn Schuurmans
Name:	Bjorn Schuurmans
Title:	Class B Manager

EXHIBIT LIST

Exhibit A	Join Filing Agreement, dated as of February 12, 2022, incorporated by reference to the Schedule 13G filed by the Reporting Persons on February 12, 2022.